

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2015

Via E-mail
Min Xiahou
Chief Executive Officer
SPI Energy Co., Ltd.
7F/B Block, 1st Building, Jinqi Plaza
No. 2145 Jinshajiang Road, Putuo District
Shanghai, P.R. China

      Re: SPI Energy Co., Ltd.
              Registration Statement on Form F-4
              Filed May 11, 2015
              File No. 333-204069
              Solar Power Inc.
              Form 10-K for fiscal year ended December 31, 2014
              Form 10-Q for the Quarterly Period Ended March 31, 2015
              Forms 8-K filed February 13, 2015 and March 19, 2015
              File No. 000-50142

Dear Mr. Xiahou:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

SPI Energy Co., Ltd

Form F-4 filed May 11, 2015

Will the Redomicile Merger affect current or future plans?, page 6

1.   Please revise to clarify why you believe that the redomicile may improve your ability to expand internationally.

How will my rights as a shareholder of SPI…, page 8

2.   Please revise the answer portion of this disclosure to identify briefly the bulleted material risks discussed in the risk factor on page 14. Make similar revisions under "Comparison of Shareholder Rights" on page 12.

As a result of different shareholder voting requirements…, page 15

3.   Your disclosure here and on page 45 states that investors should be aware that the provisions contained in your organizational documents will become less favorable to shareholders and more difficult to amend as a result of your redomicile. Where appropriate, please revise the section entitled "Information about the proposed redomicile merger" to highlight this fact.

Recent changes in our business strategy…, page 20

4.   Please include in this risk factor your new e-commerce business strategy and describe risks related to that business.

The significant period of time between our upfront investments…, page 28

5.   Please expand this risk factor or the final risk factor on page 30 to quantify and clarify your statement that you have been "ramping up" your portfolio of solar projects.

We may become designated as a utility company…, page 31

6.   Please revise to more fully explain how your business model puts you at risk of being designated as a utility company and the legal and financial consequences of such a designation. In this regard, please separately discuss your IPP and BT business models. Also, your revised disclosure should address the criteria that are applied to determine whether you are a utility and by whom they are applied.

The e-commerce and investment business…, page 35

7.   It is unclear what you mean when you describe "significant investment and business risks" associated with your platform. Please revise your risk factor to clarify.

If the PRC government finds that the structure, page 40

8.   We note your disclosure that you were "advised" regarding PRC laws and regulations. Please tell us what consideration was given to including an opinion of counsel regarding PRC laws. Additionally, include a regulations section that also discloses the current category of your business under the Catalogue for the Guidance of Foreign Investment Industries, as necessary.

The shareholders of Solar Energy E-Commerce…, page 42

9.   Please expand your discussion of the potential conflicts of interest between the shareholders, directors and officers of your company and Solar Energy E-Commerce.

Material United States Federal Income Tax…, page 61

10.   We note your discussion in this section of receipt of SPI Energy ordinary shares, however, it appears holders will receive American Depository Shares of SPI Energy rather than ordinary shares. Please revise or advise.

Business of Solar Power, Inc., page 66

11.   It is unclear why you describe yourself as a "leading provider of PV solutions for business, residential, government and utility customers and investors." It appears from your disclosure you do not provide PV solutions to residential, government or investors. Please tell us why you believe this description is appropriate or revise.

12.   You state in the first paragraph that you grow your portfolio through "greenfield project origination" and you state in the third paragraph that you "started to act as a primary developer for solar projects". However, your disclosure on page 74 states that all of your projects were secondary development projects. As it does not appear you have any primary or greenfield project originations, please revise to clarify.

13.   In the second paragraph of this section please quantify the "relatively high margins" and the "substantial portion of revenue" from your EPC service business. Also, please revise this paragraph to disclose your losses so that investors have a balanced perspective on your operations.

14.   Please expand your third paragraph to state when you acquired each of the projects in Greece, China and Italy and what you paid for them. Also, please revise to clarify whether the "31.3 MW of projects in the US" in the first sentence is identical to the "31.3 MW of projects in the US under our BT model."

15.   It is unclear why you anticipate that the projects in development will be "highly sought after by purchasers." Please revise accordingly.

16.   It is unclear how you calculated the 2,614.6 MW "projects in announced pipeline" when your disclosure on page 74 lists projects that would not exceed 1,000 MW. Please tell us what it means to be "projects in announced pipeline" and how you calculated these amounts.

17.   We note that in the last paragraph on page 79 you refer to certain of your pipeline projects as marketing activities. Please revise your disclosure, where appropriate, to discuss how marketing considerations influence which deals you select, the compensation you receive and the deal structure. For example, have you historically been willing to enter into less profitable arrangements in exchange for marketing considerations? Are your marketing projects typically performed pursuant to joint development agreements?

Project Financing, page 76

18.   Please disclose how you expect your e-commerce and investment platform to impact your traditional project financing needs.

E-Commerce and Investment Business, page 77

19.   We note your disclosure here and in the first paragraph on page 67 regarding your e-commerce and investment platform. Please clarify what you mean when you state that you are targeting customers "outside China". Please also clarify whether this platform is currently operational.

20.   We note your disclosure about your platform for developers to obtain "project funding" with a "specified rate of leasing return" that you anticipate will "offer investors annualized rates of return of between 4% and 10%." The platform you describe appears to offer securities without a prospectus that complies with Section 10 of the Securities Act of 1933. Please provide us your analysis of how your activities on the referenced platform comply with Section 5 of the Securities Act of 1933.

21.   Please tell us what you mean when you describe in the last sentence of the second bullet "our PV-related wealth management products." Please identify your other wealth management products.

22.   It is unclear what you mean when you describe an "online ecosystem that includes its own marketplace and virtual currency for trades". Your references to "carbon beans" and a "carbon bank" are also unclear.   Please explain these terms and clarify how the marketplace would operate.

Solar Projects, page 88

23.   In light of the growing importance of the solar projects to your financial statements, please tell us your consideration of providing additional disclosure that discusses the

underlying progress on the major projects under construction during the reporting periods, the impact on your financial statements for the periods presented, the costs expected to complete the projects, the expected method of financing those costs, and the expected timing of the completion of your solar projects under construction. Refer to Item 5 of Form 20-F.

Capital Resources and Material Known Facts on Liquidity, page 95

24.   If material, please disclose the amount of your cash and cash equivalents and short-term investments that are held in foreign entities for which there would be tax implications upon repatriation. Refer to Item 5 of Form 20-F.

25.   Given the significance of your operations in the PRC and your risk factor disclosure on page 39 regarding dividend restrictions from PRC subsidiaries, please quantify the amount of restricted net assets as of December 31, 2014. If the restricted net assets of your consolidated subsidiaries are a significant proportion of your consolidated net assets, please revise your disclosures to fully discuss the nature of the restrictions on your subsidiaries net assets, the amount of those net assets, and the potential impact on the company's liquidity. Refer to Item 5 of Form 20-F.

Securities Ownership of Certain Beneficial Owners and Management of the Company, page 104

26.   Please identify the individuals with beneficial ownership over the shares held by the entities listed in the table. For example, who owns the shares held by LDK Solar USA, Inc., LDK Solar Europe Holding SA, Robust Elite Limited, Joy Sky Investment Limited, Strong, Textile Hong Kong Limited, Sinsin Europe Solar Asset Limited Partnership, and Home Value Holding Co., Limited.

27.   Please tell us why you have not included the share ownership of LDK Solar USA and LDK Solar Europe Holding S.A. in Mr. Peng's or Mr. Xiahou's holdings.

28.   Please include a statement that provides the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States.

Related Party Transactions, page 106

29.   Please expand your disclosure to describe your agreements with Solar Energy E-Commerce and your management team.

30.   Please expand your disclosure to describe SGT's relationship with LDK as you have done on page 81, so that investors can understand the nature of the related party relationship and quantify the amounts payable as of a current date.

31.   Please disclose the future payment schedule of the remainder of the payments to LDK on the remaining balances on the $11 million settlement.

Register of Members, page 107

32.   Please expand your disclosure to include discussion of how your register of members may be "rebutted."

Comparison of Rights Under California and Cayman Islands Law, page 115

33.   We refer to your disclosures concerning material differences between the rights of stockholders under California and Cayman Islands law. We also note your risk factor on page 15 stating that Cayman Islands law significantly raises the threshold required for a successful stockholder vote to change the articles of incorporation. Given the increased difficulty that stockholders would face in attempting to subsequently amend the articles, please present as separate proposals the Agreement and Plan of Merger and Reorganization and each provision of your Cayman Islands charter provisions that will differ materially from the existing California charter provisions. For guidance, please refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), available on the Commission's website.

Comparison of Rights Under California and Cayman Islands Law, page 119

34.   Please revise your disclosure to include discussion of the following:

● The ability for shareholders to put proposals before meetings; and
● Any procedures or standards for matters where a director is materially interested as discussed under "Proceedings of Directors" in Exhibit 3.2.

Enforceability of Civil Liabilities, page 127

35.   Here and under "Taxation, page 120," please include discussion of all material jurisdictions as necessary, for example, Greece, Panama, Japan, Italy and the U.K.

Financial Statements of Solar Power, Inc.

Note 2. Summary of Significant Accounting Policies

(h) Receivables and Allowance for Doubtful Accounts, page F-12

36.   The majority of your revenues are from EPC services. Please tell us your standard payment terms for these agreements. Also disclose your accounting policy for determining the amount of any bad debt expense. Refer to FASB ASC 310-10-35-8.

37.   Please provide us with a rollforward of your allowance for doubtful accounts for 2013
        and 2014. Reconcile to your response to our comment regarding your Beaver Run
        project below.

(j) Project Assets, page F-12

38.   You disclose that you acquire or construct PV solar power systems that are held for
        development and sale or held for your own use to generate income or return from the use
        of the project assets. You also disclose that project assets are classified as either held for
        development and sale or as held for use within property, plant and equipment based on
        your intended use of project assets. Please clarify whether or not all of the project assets
        as of December 31, 2014 of $95.2 million are held for development and sale. We note
        that you do not include an amount for construction in progress in your detail of property,
        plant, and equipment on page F-24. We also note that you include within project assets
        amounts classified as *Company as project owner* or *Company expected to be project
        owner*.

39.   We note that you invested in two PV solar projects under EPC contracts with two third
        party project owners during the year ended December 31, 2014. Additionally we note
        that there was a mutual understanding between the company and the project owners that
        ownership of the PV solar systems would transfer to the company upon completion of
        construction and it appears as though you are accounting for these projects as if you
        owned them. Please address the following:

        •   Explain to us the agreements currently in place that give the company legal title of the
            PV solar power systems;
        •   Quantify for us the amounts reflected in your financial statements related to these two
            projects;
        •   Explain to us if there are any circumstances under which legal title will not transfer to
            the company upon completion of the construction;
        •   Explain to us why this structure is necessary and explain any potential financial risks
            associated with this structure; and
        •   Explain to us why it is appropriate to account for these projects as owned, as of
            December 31, 2014, citing the authoritative literature upon which you relied.

(q) Revenue Recognition, page F-16

40.   You disclose that you generally use the percentage-of-completion method for recognizing
        revenue of photovoltaic system construction contracts, based on the relationship between
        actual costs incurred and the total estimated costs at completion. Please respond to the
        following:

        •   Tell us the length of a typical construction contract;

- Quantify for us the total amount of revenues recognized under the percentage of completion method and the completed contract method, respectively;
- Please tell us whether your agreements include penalties, claims, change orders, or performance incentives. If any of these terms are significant, briefly summarize their nature and disclose how you account for them; and
- On page 69, you disclose that the cost of PV modules is a substantial portion of the average total system costs. Please tell us how you consider these costs in your POC accounting, including whether you only recognize direct material and solar module costs as incurred costs when the direct materials and solar modules have been permanently placed or affixed to the solar power system as required by engineering designs and have met all other revenue recognition requirements.

41.   We note from your disclosure on page F-22 that the two Greek projects, KDC Solar, Beaver Run, and Seashore projects were originally for EPC services and all of these projects had issues related to the collectability of amounts owed for your services. Please explain how you consider a customer's ability to pay in your revenue recognition policies for EPC services.

42.   We note that for sales of project assets you follow the guidance of real estate sales from FASB ASC 360-20-40. The application of the real estate sales criteria can be complex and judgmental and involves complex financing considerations. Please describe to us the matters you consider in assessing the applicable criteria outlined in ASC 360-20-40 in arriving at the appropriate accounting method for your project asset sales. Explain the nature of your continuing involvement and quantify the agreements accounted for as financing obligations. Refer to FASB ASC 360-20-40-37. Revise your disclosures, as necessary to comply with FASB ASC 235-10-50.

43.   Please tell us the significant terms of your PPA agreements. Tell us the amount of your total PV solar systems of $110.6 million as of December 31, 2014 that are covered by PPA agreements. Include a summary of the nature and amount of each significant PV solar system included in the $110.6 million.

Note 3. Business Combinations, page F-19

(a) Acquisition of Sinsin, page F-19

44.   We note that you allocated approximately $66 million of the purchase price to goodwill. We further note that you did not allocate any of the purchase price to other intangible assets. Please explain to us how you evaluated the acquisition for the existence of other intangible assets such as any customer-related intangibles, contract- based intangibles, etc. Refer to FASB ASC 805-20-25 and 20-55.

(b) Acquisition of Xinte, page F-20

45.   We note that concurrent with the Equity Interest Purchase Agreement, SPI Meitai Suzhou separately entered into a Share Pledge Agreement and Mortgage Agreement. Please tell us the significant terms of these agreements and explain how you are accounting for the agreements. Cite the authoritative literature upon which you relied.

Note 6. Accounts and Notes Receivable, page F-22

46.   On page 92, you disclose that you recorded a bad debt reserve of $9.5 million in 2013 related to EPC services on the Beaver Run project that you subsequently reversed in 2014. In this note, you refer to a receivable due from this project for solar modules of $2.9 million. Please explain to us the original transaction for solar modules and EPC services and your related accounting, including the timing and amounts recorded. Then explain the subsequent accounting as a result of recording and reversing bad debt expenses and acquiring the membership interests in the project. Cite the authoritative literature upon which you relied.

Note 7. Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts, page F-23

47.   The balance of your costs and estimated earnings in excess of billings on uncompleted contracts as of December 31, 2014 is $73.7 million. Please describe to us the three significant EPC projects included in your costs and estimated earnings in excess of billings on uncompleted contracts and the status of those projects. Include a discussion of the payment terms of those contracts and how you determined the collectability of the amounts for those contracts.

Note 20. Income Taxes, page F-35

48.   We note that you have not provided for deferred taxes related to your investments in your foreign subsidiaries that are essentially considered permanent in duration. Please tell us your consideration of disclosing the amount of the temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration.   Refer to ASC 740-30-50-2(b).

Note 22. Commitments and Contingencies

(a) Commitments

Product Warranties, page F-38

49.   Since 2010, you have only installed solar panels manufactured by third parties or LDK. Please tell us whether the warranty you offer to your customers is identical to any

warranty offered to you by your suppliers including LDK. Discuss how you considered the supplier warranties, if any, in your accounting policy. Explain why your estimate resulted in no accrual for 2014 and 2013. Also, explain why your disclosure discusses warranties on the cable, wire and mechanical assemblies business and whether you operated this business in 2013 or 2014.

Note 24. Segment information, page F-40

50.   We note that you have determined that you have a single operating and reporting segment, solar energy products and services. We further note your discussion on page 66 and throughout the filing regarding the commencement of your global project development business. Additionally, we note that as a result of your recent acquisitions of Sinsin and Xinite that you acquired nine completed PV solar systems. We also note the significant increase in your project assets held for development and sale. Given the current significance of your global project development business to your financial statements, please tell us how you determined that you still have a single reporting segment under FASB ASC 280.

Note 26. Subsequent Events

(b) Business Acquisitions, page F-42

51.   You discuss various future acquisitions on pages 22 and 24 of your March 31, 2015 Form 10-Q. You also discuss various future acquisitions throughout this Form F-4 such as pages 66, 70, 71, 72, 73, 77, 88 - 91. Please tell us whether you have any probable business combinations for which you are required by Item 12(b)(2)(ii) of Form F-4 and Rule 3-05 and Article 11 of Regulation S-X to provide additional financial information. Please also tell us how you considered Item 12(b)(2)(ii) of Form F-4 and Rule 3-05 and Article 11 of Regulation S-X for your acquisition of Sinsin.

Exhibits

52.   Please tell us where you have filed your contractual arrangements with Solar Energy E-Commerce and its shareholders, which you identify as your management team.

Solar Power, Inc.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Item 1. Financial Statements

Note 1. Description of Business and Basis of Presentation, page 7

53.   You disclose that Solar Energy is a venture created to raise funds from individual
        investors for the purpose of leasing solar panels. You disclose that you have not
        consolidated Solar Energy because of issues related to the legal enforceability of your
        contractual arrangements with Solar Energy but you expect to consolidate Solar Energy
        once the legal enforceability of your contractual arrangements with Solar Energy has
        been established.   Please address the following:

        •   Explain to us why the legal enforceability of your contracts has not been established;
        •   Explain to us how any transactions will be accounted for if the legal enforceability of
            contracts is established; and
        •   Explain to us why you believe that Solar Energy will be consolidated if legal
            enforceability of the contractual arrangements is established. Please provide us your
            analysis under FASB ASC 810-10-25 or any other applicable literature.

54.   You disclose that you have raised funds through the on-line platform of Solar Energy.
        Tell us the total amount of funds raised to date and the significant terms of the tri-party
        lease agreement.

55.   In addition, provide us with your analysis of the accounting for these transactions, citing
        any authoritative literature upon which you relied. Include in your discussion the
        following:

        •   Tell us how your accounting considers the entire transaction and each party to the
            transaction including the investor, Solar Energy, the project developer, and you;
        •   Tell us how you account for the unsettled transactions, considering your statement
            that Solar Energy collects the investor's funds and settles with you on a bi-weekly
            basis;
        •   Tell us how you determine the classification of the funds received from investors as
            short-term or long-term borrowings;
        •   Explain how you record the transactions in your statement of cash flows; and
        •   Explain why you have only received $4.8 million of the total funding of $8.8 million
            from Solar Energy as of March 31, 2015. We refer to the disclosure on page 24 in
            Note 22.

Note 7. Project Assets, page 11

56.   Your total project assets are $139.4 million as of March 31, 2015. Of this amount, you
        discuss individual projects aggregating $50.7 million. Please briefly describe for us the
        nature of the other project assets of $88.7 and how you determined which project assets
        to discuss in your disclosure.

Note 8. Prepaid Expenses and Other Current Assets, page 12

57.   Please tell us the significant terms of your Acquisition Framework agreement with State
        Grid Corporation of China.

Note 19. Commitments and Contingencies

Capital Commitments, page 22

58.   Please show us how you determined that your total capital commitments are $56.5
        million. Relate this disclosure to your discussions on pages 88 – 90 of the Form F-4.

Forms 8-K filed February 13, 2015 and March 19, 2015

Exhibits 99.2, 99.4, 99.5 (Form 8-K filed February 13, 2015)

59.   We note that you included audited financial statements of Phtovoltaika Parka Verioa I
        Anonymi Et Aireia; Astraios Energeiaki Photovoltaic Projects A.E.; and Orion
        Energeiaki A.E. as Exhibits 99.2, 99.4, and 99.5. Each of the companies appears to be a
        subsidiary of Veltimo Ltd. Please explain why you included the financial statements
        above and why you did not include the audited financial statements of Veltimo Ltd.

Exhibits 99.7 (Form 8-K filed February 13, 2015) and 99.3 (Form 8-K filed March 19, 2015)

60.   We note that you did not present a pro forma statement of operations for the year ended
        December 31, 2013 due to the fact that Sinsin's revenues were generated by consolidated
        subsidiaries acquired after Sinsin's date of incorporation.   Please explain to us how your
        presentation is consistent with Rule 8-05(b)(1) of Regulation S-X. Please note that this
        comment also applies to your Form 8-K filed on March 19, 2015 for your acquisition of
        Gonghe County Xinte Photovoltaic Co., Ltd.

61.   As a related matter, we note that you presented Sinsin's interim financial statements as of
        and for the period ending June 30, 2014, but your pro forma presentation presents interim
        financial statements as of and for the period ending September 30, 2014. Explain to us
        why you did not provide interim financial statements for Sinsin as of and for the period
        ending September 30, 2014. Please note that this comment also applies to your Form 8-K

       filed on March 19, 2015 for your acquisition of Gonghe County Xinte Photovoltaic Co., Ltd. Refer to Item 8-04(c)(1) of Regulation S-X.

62.   Additionally we note that on April 17, 2015 you restated your financial statements for the period ending September 30, 2014. Please explain to us your consideration to update your pro forma information with your revised financial statements. Refer to Question 115.02 of Compliance and Disclosure Interpretation of Exchange Act Form 8-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric Atallah at 202-551-3663 or Kaitlin Tillan Assistant Chief Accountant, at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Daniel Morris, Special Counsel at 202-551-3314 with any other questions.

                              Sincerely,

                              /s/ Amanda Ravitz

                              Amanda Ravitz
                              Assistant Director

cc: (via E-mail) Daniel Eng